Exhibit 99.1

Announces Corporate Name Changes for UBIC, Inc. and Related Subsidiaries

TOKYO, May 26, 2016 (GLOBE NEWSWIRE) — UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) (“UBIC” or “the Company”), a leading provider of international litigation support and big data analysis services, today announced that pursuant to its Board of Directors’ Meeting on May 26, 2016, a resolution was approved to change the corporate name of the Company, subject to the approval at the 13th Annual General Meeting of Shareholders scheduled to be held on June 29, 2016.

In addition, on May 26, 2016, the boards of directors at UBIC MEDICAL, Inc. (“UMED”), Rappa, Inc. (“Rappa”), EvD, Inc. (“EvD”), UBIC Korea, Inc. (UKR) and UBIC Taiwan, Inc. (UTW), all of whom are subsidiaries of the Company, also resolved to change their corporate names.

Particulars

1. Change of Corporate Name of the Company

(1) Reason for the change

We made three significant changes during FY 2015 (April 2015 — March 2016), which was the 13th year since our formation.

1.   Transitioned from the development and verification phase of our business to the industrialization and monetization phase via the expansion of our AI technology into new markets (Healthcare, Business intelligence and Marketing)

2.   Developed “Landscaping”, an AI engine, KIBIT-related technology, which can quickly find pre-selected information by analyzing human behavior patterns, such as tacit knowledge, feeling and judgment.

3.   Acquired Evolve Discovery, Inc., an e-discovery business, our second acquisition in the U.S., in order to establish a solid foundation in our core business.

Our new name is “FRONTEO.” We chose “FRONTEO” because we believe in our highly-advanced technology and leading progressive mindset. It emphasizes our capability of creating a better future for human and society. The word FRONTEO consists of the word “FRONT”, which implies forefront, and the Latin word “EO” which implies moving forward.

Since UBIC’s establishment in 2003, our AI “KIBIT” technology has been developed for e-discovery practices.　 “KIBIT” can now expand its performance and capabilities beyond this narrow e-discovery business frame under the new name of FRONTEO.

The design for our new logo carries our ambition of enlightening humanity and society.

(2) New corporate name of the Company

FRONTEO, Inc.

(3) Scheduled date of the change

July 1, 2016

(4) Partial changes in the Articles of Incorporation

For the change of its corporate name, the Company will submit a proposal, “Partial Changes in the Articles of Incorporation” to the 13th Annual General Meeting of Shareholders scheduled to be held on June 29, 2016.

2. Change of Corporate Name of Subsidiary (UMED)

(1) Outline of the subsidiary (as of May 26, 2016）

Current corporate name; UBIC MEDICAL, Inc.

Address; 2-12-23, Kounan, Minato-ku, Tokyo, 108-0075, Japan

President & CEO; Naritomo Ikeue

Business description; Clinical trial information analysis support service, Data analysis service to improve the in-hospital environment, Pharmacovigilance service, Other healthcare-related information analysis businesses

Common stock; JPY 10 million

(2) Reason for the change

To clearly indicate that FRONTEO Healthcare has the same philosophy and technology through the unity of the name with our parent company, FRONTEO was kept, and to clearly distinguish its business “Healthcare” was added indicating our business field.

(3) New corporate name of the subsidiary

FRONTEO Healthcare, Inc.

(4) Scheduled date of the change

July 1, 2016

3. Change of Corporate Name of Subsidiary (Rappa)

(1) Outline of the subsidiary (as of May 26, 2016）

Current corporate name; Rappa, Inc.

Address; 2-12-23, Kounan, Minato-ku, Tokyo, 108-0075, Japan

President & CEO; Takumi Saito

Business description; Digital curation service, Operation of community sites, All other kinds of business related to digital marketing

Common stock; JPY 10 million

(2) Reason for the change

To indicate clearly that FRONTEO Communications has the same philosophy and technology through the unity of the name with our parent company, FRONTEO was kept, and to clearly distinguish its business “Communications” was added indicating our business field.

(3) New corporate name of the subsidiary

FRONTEO Communications, Inc.

(4) Scheduled date of the change

July 1, 2016

4. Change of Corporate Name of Subsidiary (EvD)

(1) Outline of the subsidiary (as of May 26, 2016）

Current corporate name; EvD, Inc.

Address; 611 Mission Street, 4th Fl. San Francisco, CA 94105 USA

President & CEO; Alejandrino F. Jimenez

Business description; e-Discovery

Common stock; -

(2) Reason for the change

As part of a reorganization of our U.S. subsidiaries, UBIC North America, Inc., TechLaw Solutions, Inc. and EVD, Inc. will together become known as FRONTEO USA, Inc. By combining these entities, we aim to strengthen our sales presence and to improve our name recogniztion and value in the U.S., our primary e-discovery market.

(3) New corporate name of the subsidiary

FRONTEO USA, Inc.

(4) Scheduled date of the change

July 1, 2016

5. Change of Corporate Name of Subsidiary (UKR)

(1) Outline of the subsidiary (as of May 26, 2016）

Current corporate name; UBIC Korea, Inc.

Address; 7F, Capital Tower, 142 Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea

President & CEO; Yongmin Cho

Business description; e-Discovery

Common stock; -

(2) Reason for the change

To clearly indicate that FRONTEO Korea has the same philosophy and technology through the unity of the name with our parent company, FRONTEO, and “Korea” was added as the name of the field of specialization.

(3) New corporate name of the subsidiary

주식회사 프론테오코리아 (FRONTEO Korea, Inc.)

(4) Scheduled date of the change

July 1, 2016

6. Change of Corporate Name of Subsidiary (UTW)

(1) Outline of the subsidiary (as of May 26, 2016）

Current corporate name; UBIC Taiwan, Inc.

Address; 4F. No. 146, Songjian Rd., Zhongshan Dist., Taipei City, Taiwan R.O.C.

President & CEO; Naritomo Ikeue

Business description; e-Discovery

Common stock; -

(2) Reason for the change

To clearly indicate that FRONTEO Taiwan has the same philosophy and technology through the unity of the name with our parent company, FRONTEO, and “Taiwan” was added as the name of the field of specialization.

(3) New corporate name of the subsidiary

幅銳態科技股份有限公司 (FRONTEO Taiwan, Inc.)

(4) Scheduled date of the change

July 1, 2016

New company logo:

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. UBIC’s KIBIT technology is driven by UBIC AI based on knowledge acquired through its litigation support services. The KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing. UBIC was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation.  UBIC provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubic-global.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of,  UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT: Chief Executive Officer and Chairman of the Board
Masahiro Morimoto

Address any inquiries to
Chief Financial Officer and Chief Administrative Officer
Masami Yaguchi